Exhibit 11
Statement Re: Computation of Per Share Earnings

	Three Months Ended October 31,				Twelve Months Ended October 31,
	2006		2005		2006		2005
(in thousands, except per share amount)
	Basic	Diluted	Basic	Diluted	Basic	Diluted	Basic	Diluted

Net income	$4,714	$4,714	$7,235	$7,235	$15,479	$15,479	$16,443	$16,443

Weighted average shares outstanding	6,317	6,317	6,216	6,216	6,317	6,317	6,171	6,171

Assumed issuances under stock options plans	--	79	--	167	--	80	--	165
	6,317	6,396	6,216	6,383	6,317	6,397	6,171	6,336

Income per common share	$.75	$.74	$1.16	$1.13	$2.45	$2.42	$2.66	$2.60